SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  ] Form 40-F [X]

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 21, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT 2003

CANADIAN PACIFIC RAILWAY

Ingenuity.

Release: Immediate, April 24, 2003

CPR MANAGES THROUGH RECORD HIGH FUEL PRICES,
SEVERE WINTER CONDITIONS IN FIRST-QUARTER 2003

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today that despite the ongoing impact of drought in the last grain-growing season, it was able to increase its revenues to $879 million in first-quarter 2003, from $875 million in the same period of 2002. However, higher fuel prices and a severe winter increased costs, leading to a decline in net income to $102 million in the first quarter of 2003, from $136 million in the same period of 2002. Diluted earnings per share were $0.64 in the three-month period ending March 31, 2003, compared with $0.86 in the first quarter of 2002.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “We were successful at exceeding last year’s first-quarter revenues despite weather-related conditions that impeded the flow of traffic and despite a sizeable decline in grain volumes.

“Operating expenses proved a more difficult challenge, increasing 9 per cent. Even with CPR’s very strong hedge position, more than one third of the increase was due to fuel costs, largely driven by prices that reached record highs and remained high through the quarter. Prolonged periods of extreme cold and heavy snow buildup disrupted operations until mid-March and required additional resources to mitigate the effect on service levels. As a result, operating efficiencies and productivity declined temporarily,” Mr. Ritchie said.

“We made a decision to focus our efforts in the quarter on providing as high a level of service as possible for our customers during the severe weather conditions. While this increased CPR’s operating costs, protecting our customers’ interests as much as possible was the right decision. We saw the benefit in the quick rebound in business in the second half of March. These weather-related issues are behind us now, and we are taking action to reduce the quarter’s impact on full-year results.”

Excluding non-recurring items and foreign exchange gains and losses on long-term debt, income was $38 million in first-quarter 2003, compared with $68 million in the first quarter of 2002. Diluted earnings per share on this basis were $0.24 in first-quarter 2003, compared with $0.43 in the same period last year.

First-quarter 2003 operating income was $118 million, compared with $176 million in the first quarter of 2002. CPR’s operating ratio for the first quarter this year was 86.5 per cent, compared with 79.9 per cent in the first quarter last year.

Revenue was $879 million in the first three months of this year, compared with $875 million in the same period last year. Intermodal service continued to be the strongest growth area as revenues increased $19 million, or 9 per cent. The biggest gains were in the import-export segment of CPR’s intermodal business.

“This was the 6th consecutive first-quarter period of growth in CPR’s intermodal business,” Mr. Ritchie said. “The international container lines that diverted U.S. shipments to the Port of Vancouver last year have rewarded us with their continued business. This is a validation of the competitive value of CPR’s Vancouver-Chicago corridor that can only lead to additional growth over time.”

Automotive revenues were up $5 million, or 6 per cent, reflecting new business in finished vehicles and continued strong consumer demand for models moved by CPR. Revenues from sulphur and fertilizers grew $5 million, or 5 per cent, as CPR expanded its share of the export potash market. Grain revenues were off $25 million, or 16 per cent, as CPR continued to move grain from the 2002 crop, which was just half the size of a normal Canadian grain crop. Revenues from forest products declined $5 million, or 6 per cent, due partly to weather-related service disruptions that affected car supply.

Operating expenses were $761 million in the first quarter of 2003, compared with $700 million in the same period of 2002. Purchased services expense was up $34 million, or 27 per cent, reflecting the benefit of a $15-million insurance settlement in first-quarter 2002, as well as sharply higher insurance premiums and a rise in derailment costs in the first quarter of 2003. In response to service disruptions caused by the severe winter conditions and derailments, CPR modified its operations to protect customer service levels during the quarter. This led to more train starts and higher expenses related to crews and maintenance.

Despite CPR’s 57-per-cent hedge position, fuel expense increased $22 million, or 26 per cent, as prices reached record highs and the severe winter caused consumption rates to rise. Depreciation and amortization expense increased $5 million, or 6 per cent, due to CPR’s investments in new assets. Compensation and benefits expense declined $4 million, or 1 per cent, due to favourable expense adjustments, which more than offset the impacts of inflation and higher pension expense.

In reaction to the difficult first quarter, CPR announced in March that it will eliminate 300 positions in 2003 and implement other cost-reduction initiatives.

Excluding non-recurring items and foreign exchange gains and losses on long-term debt, CPR’s effective income tax rate remained virtually unchanged in first-quarter 2003, compared with the same period of 2002. An improvement of $8 million in other charges reflected foreign exchange gains realized in the quarter due to a strengthening Canadian dollar, compared with losses realized on a weakening dollar in the comparative period of 2002. The overall impact of foreign exchange on income, excluding foreign exchange gains and losses on long-term debt, is not significant. Interest expense decreased by $6 million in the quarter, largely a result of the early redemption of CPR’s 8.85% Debentures in June 2002.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

Results for the first quarter of 2003 include a $71-million ($65 million after tax) foreign exchange gain on long-term debt. In the first quarter of 2002, CPR had a $4-million ($4 million after tax) foreign exchange loss on long-term debt and a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years.

OUTLOOK

“CPR had a strong exit from the difficult first quarter as freight volumes rebounded,” Mr. Ritchie said. “We worked to regain the high levels of productivity and efficiency we had at the end of last year. We anticipate an improved Canadian grain crop but it will only begin to move off the prairies in the last quarter. Our most difficult challenge will be to fully recover the slippage in the first quarter while dealing with fuel prices that are unpredictable.”

Note on Non-GAAP Earnings Measures: CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is removed. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that financial results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and therefore may not be readily comparable to other companies’ presentations of financial results. A reconciliation of income excluding non-recurring items and foreign exchange gains and losses on long-term debt to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

CPR’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into the major business centres of the U.S. and Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$834.9	$839.8
Other	43.9	35.6

	878.8	875.4

Operating expenses
Compensation and benefits	285.1	289.3
Fuel	105.6	83.6
Materials	50.0	48.5
Equipment rents	66.8	64.5
Depreciation and amortization	93.3	88.1
Purchased services and other	159.8	125.5

	760.6	699.5

Operating income	118.2	175.9

Other charges (Note 5)	4.5	12.7
Foreign exchange (gain) loss on long-term debt (Note 4)	(70.8)	3.7
Interest expense (Note 6)	58.3	64.3
Income tax expense (recovery)	23.9	(41.2)

Net income	$102.3	$136.4

Basic earnings per share (Note 8)	$0.65	$0.86

Diluted earnings per share (Note 8)	$0.64	$0.86

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$505.7	$284.9
Accounts receivable	446.7	443.0
Materials and supplies	121.4	108.9
Future income taxes	66.5	72.5

	1,140.3	909.3

Investments	92.4	92.2
Net properties	8,103.0	8,149.3
Other assets and deferred charges	530.2	510.0

Total assets	$9,865.9	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	935.3	984.2
Income and other taxes payable	49.2	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	374.2	400.8

	1,378.9	1,497.8

Deferred liabilities	642.3	654.4
Long-term debt	3,125.5	2,922.1
Future income taxes	1,250.7	1,200.1

Shareholders’ equity
Share capital	1,116.1	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	1,939.0	1,856.9

	3,468.5	3,386.4

Total liabilities and shareholders’ equity	$9,865.9	$9,660.8

Commitments and contingencies (Note 10).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
 (in millions)

	For the three months
	ended March 31
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$102.3	$136.4
Add (deduct) items not affecting cash:
Depreciation and amortization	93.3	88.1
Future income taxes	21.2	(43.6)
Foreign exchange (gain) loss on long-term debt (Note 4)	(70.8)	3.7
Amortization of deferred charges	5.4	5.5
Other	—	(5.5)

	151.4	184.6

Restructuring payments	(22.1)	(26.4)
Other operating activities, net	(28.1)	(25.2)
Change in non-cash working capital balances related to operations	(45.0)	(100.6)

Cash provided by operating activities	56.2	32.4

Investing activities
Additions to properties	(182.3)	(60.2)
Other investments	0.9	0.9
Track dismantling (costs) net of proceeds from disposal of transportation properties	(1.2)	(3.5)

Cash used in investing activities	(182.6)	(62.8)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	—	0.4
Issuance of long-term debt	371.0	—
Repayment of long-term debt	(3.6)	(4.6)

Cash provided by (used in) financing activities	347.2	(24.4)

Cash position
Increase (decrease) in net cash	220.8	(54.8)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$505.7	$502.1

Net cash is defined as:
Cash and short-term investments	$505.7	$502.1

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31

	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7

Net income for the period	102.3	136.4

Dividends
Common Shares	(20.2)	(20.2)

Balance, March 31	$1,939.0	$1,557.9

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company (“CPRC”) was a wholly owned subsidiary of Canadian Pacific Limited (“CPL”). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, Canadian Pacific Railway Limited (“CPRL”). As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC’s subsidiaries (collectively referred to as “CPR” , “Canadian Pacific Railway” or the “Company”) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

3	Changes in accounting policy

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved, subject to written ballot, certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003.

Special purpose entities
The Company expects to early adopt the accounting rules described in the recent CICA draft guideline “Consolidation of Special-Purpose Entities” (“SPE”), which is currently being amended by the CICA. The draft guideline requires the primary beneficiary of an SPE to consolidate the SPE when the majority equity owner has not provided the SPE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the SPE. CPR has one SPE of which it is the primary beneficiary and meets the criteria for consolidation. The impact of consolidating the SPE will be to increase net properties and long-term debt by approximately $200 million each.

Asset retirement obligations
The CICA approved a new Handbook section “Asset Retirement Obligations” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

3	Changes in accounting policy (continued)

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. CPR will adopt the new accounting rules on a prospective basis for options issued for years beginning in 2004. The impact is not expected to be material.

4	Foreign exchange (gain) loss on long-term debt

Foreign exchange (gain) loss on long-term debt in the first quarter of 2003 includes $4.1 million of foreign exchange losses on approximately US$250.0 million in cash. CPR designated the cash as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the maturity during the second quarter of its US$250.0 million 6.875% Debentures.

5	Other charges

	For the three months ended March 31
(in millions)	2003	2002

Amortization of discount on accruals recorded at present value	$5.3	$5.5
Other exchange (gains) losses	(2.3)	4.5
Charges on sale of accounts receivable	1.0	0.7
Other	0.5	2.0

Total other charges	$4.5	$12.7

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

6	Interest expense

	For the three months ended March 31
(in millions)	2003	2002

Interest expense	$59.6	$67.9
Interest income	(1.3)	(3.6)

Total interest expense	$58.3	$64.3

7	Restructuring charges and environmental remediation

At March 31, 2003, the provision for restructuring and environmental remediation was $415.1 million (March 31, 2002 — $523.0 million). This provision primarily includes labour liabilities for restructuring plans that are, in many cases, substantially implemented but require residual payments to protected employees. The environmental remediation liability includes the cost of a multi-year soil remediation program.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

8	Earnings per share

At March 31, 2003, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2003	2002

Weighted average shares outstanding	158.5	158.4
Dilutive effect of stock options	0.6	1.1

Weighted average diluted shares outstanding	159.1	159.5

(in dollars)

Basic earnings per share	$0.65	$0.86
Diluted earnings per share	$0.64	$0.86

9	Stock-based compensation — additional disclosure

On February 18, 2003, under CPR’s stock option plans, the Company issued 1,586,980 options to purchase Common Shares at $31.45 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 528,690 SARs were issued at an exercise price of $31.45.

During 2003, 5,000 options and 1,500 tandem SARs issued since January 1, 2002, were forfeited. The exercise price of the options and tandem SARs forfeited was $30.50 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

9	Stock-based compensation — additional disclosure (continued)

These options do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months ended March 31
		2003	2002

Net income (in millions)	As reported	$102.3	$136.4
	Pro forma	$101.8	$136.0

(in dollars)

Basic earnings per share	As reported	$0.65	$0.86
	Pro forma	$0.64	$0.86

Diluted earnings per share	As reported	$0.64	$0.86
	Pro forma	$0.64	$0.85

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.2 million for options issued in the first quarter of 2003 (first quarter of 2002 — $7.9 million). The weighted average assumptions were approximately:

	For the three months ended March 31
	2003	2002

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.45%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

10	Commitments and contingencies

Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $199 million at March 31, 2003;

•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment or properties, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2003, these accruals amounted to $11 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003
(unaudited)

11	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of medium-term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	March 31	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	3.2	3.3
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	3.6	3.4

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.3	2.4
After the effect of future income taxes	2.0	2.0

12	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

Summary of Rail Data

	First Quarter

	2003	2002	Variance	%

Financial (millions, except per share data)
Revenues
Freight	$834.9	$839.8	($4.9)	(0.6)
Other	43.9	35.6	8.3	23.3

	878.8	875.4	3.4	0.4

Expenses
Compensation and benefits	285.1	289.3	(4.2)	(1.5)
Fuel	105.6	83.6	22.0	26.3
Materials	50.0	48.5	1.5	3.1
Equipment rents	66.8	64.5	2.3	3.6
Depreciation and amortization	93.3	88.1	5.2	5.9
Purchased services and other	159.8	125.5	34.3	27.3

	760.6	699.5	61.1	8.7

Operating income	118.2	175.9	(57.7)	(32.8)

Other charges	4.5	12.7	(8.2)	(64.6)
Interest expense	58.3	64.3	(6.0)	(9.3)
Income tax expense before non-recurring items and foreign exchange gain (loss) on long-term debt (1)	17.7	31.0	(13.3)	(42.9)

Income before non-recurring items and foreign exchange gain (loss) on long-term debt (1)	37.7	67.9	(30.2)	(44.5)

Foreign exchange gain (loss) on long-term debt (FX on LTD)
FX on LTD	70.8	(3.7)	74.5	—
Income tax on FX on LTD	(6.2)	0.2	(6.4)	—

FX on LTD (net of tax)	64.6	(3.5)	68.1	—

Non-recurring items:
Income tax settlement related to prior years	—	72.0	(72.0)	—

Net income	$102.3	$136.4	($34.1)	(25.0)

Earnings per share (EPS)
Basic earnings per share	$0.65	$0.86	($0.21)	(24.4)
Diluted earnings per share	$0.64	$0.86	($0.22)	(25.6)

EPS — excludes non-recurring items & FX on LTD
Basic earnings per share	$0.24	$0.43	($0.19)	(44.2)
Diluted earnings per share	$0.24	$0.43	($0.19)	(44.2)

Weighted avg number of shares outstanding (millions)	158.5	158.4	0.1	0.1

Operating ratio (%)	86.5	79.9	6.6	—
ROCE before non-recurring items and FX on LTD (%) (1)(2)	12.3	13.6	(1.3)	—
Net debt to net debt plus equity (%)	46.3	51.4	(5.1)	—
EBIT before non-recurring items and FX on LTD (millions) (1)(2)	$113.7	$163.2	($49.5)	(30.3)
EBITDA before non-recurring items and FX on LTD (millions) (1)(2)	$207.0	$251.3	($44.3)	(17.6)

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(2)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE:	Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

	First Quarter

	2003	2002	Variance	%

Commodity Data

Freight revenues (millions)
— Grain	$129.0	$154.1	$(25.1)	(16.3)
— Coal	103.7	106.2	(2.5)	(2.4)
— Sulphur and fertilizers	110.1	104.8	5.3	5.1
— Forest products	86.5	91.5	(5.0)	(5.5)
— Industrial products	103.2	104.4	(1.2)	(1.1)
— Intermodal	219.0	200.1	18.9	9.4
— Automotive	83.4	78.7	4.7	6.0

Total freight revenues	$834.9	$839.8	$(4.9)	(0.6)

Revenue ton-miles (RTM) (millions)
— Grain	4,857	5,326	(469)	(8.8)
— Coal	4,972	5,155	(183)	(3.5)
— Sulphur and fertilizers	4,701	3,978	723	18.2
— Forest products	2,747	2,785	(38)	(1.4)
— Industrial products	3,258	3,100	158	5.1
— Intermodal	5,580	5,012	568	11.3
— Automotive	688	699	(11)	(1.6)

Total RTMs	26,803	26,055	748	2.9

Freight revenue per RTM (cents)
— Grain	2.66	2.89	(0.23)	(8.0)
— Coal	2.09	2.06	0.03	1.5
— Sulphur and fertilizers	2.34	2.63	(0.29)	(11.0)
— Forest products	3.15	3.29	(0.14)	(4.3)
— Industrial products	3.17	3.37	(0.20)	(5.9)
— Intermodal	3.92	3.99	(0.07)	(1.8)
— Automotive	12.12	11.26	0.86	7.6
Freight revenue per RTM	3.11	3.22	(0.11)	(3.4)

Carloads (thousands)
— Grain	64.9	69.1	(4.2)	(6.1)
— Coal	82.1	87.3	(5.2)	(6.0)
— Sulphur and fertilizers	48.0	44.6	3.4	7.6
— Forest products	42.6	44.3	(1.7)	(3.8)
— Industrial products	66.5	67.0	(0.5)	(0.7)
— Intermodal	243.3	222.5	20.8	9.3
— Automotive	45.8	41.8	4.0	9.6

Total carloads	593.2	576.6	16.6	2.9

Freight revenue per carload
— Grain	$1,988	$2,230	$(242)	(10.9)
— Coal	1,263	1,216	47	3.9
— Sulphur and fertilizers	2,294	2,350	(56)	(2.4)
— Forest products	2,031	2,065	(34)	(1.6)
— Industrial products	1,552	1,558	(6)	(0.4)
— Intermodal	900	899	1	0.1
— Automotive	1,821	1,883	(62)	(3.3)

Freight revenue per carload	1,407	1,456	(49)	(3.4)

	First Quarter

	2003	2002 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	51,714	50,223	1,491	3.0
Revenue ton-miles (RTM) (millions)	26,803	26,055	748	2.9
Train miles (thousands)	9,800	9,015	785	8.7

Freight revenue per RTM (cents)	3.11	3.22	(0.11)	(3.4)
Total operating expenses per RTM (cents)	2.84	2.68	0.16	6.0
Total operating expenses per GTM (cents)	1.47	1.39	0.08	5.8
Total operating expenses per train mile (dollars)	77.61	77.59	0.02	—

Number of active employees at end of period	15,598	15,481	117	0.8
Average number of active employees	15,359	15,247	112	0.7
Miles of road operated at end of period (2)	13,898	13,893	5	—

GTMs per average active employee (000)	3,367	3,294	73	2.2
GTMs per mile of road operated (000) (2)	3,721	3,615	106	2.9
GTMs per active locomotive per day (000)	628	697	(69)	(9.9)

Average train weights (tons)	5,277	5,571	(294)	(5.3)
Average train speed (mph)	25.6	25.5	0.1	0.4
On line car-miles per car-day	167	159	8	5.0

U.S. gallons of fuel per 1,000 GTMs	1.34	1.28	0.06	4.7
Average fuel price excluding provincial fuel taxes	0.89	0.72	0.17	23.6
(U.S. dollar per U.S. gallon)

FRA personal injuries per 200,000 employee hours	3.2	4.2	(1.0)	(23.8)
FRA train accidents per million train miles	1.8	1.5	0.3	20.0

(1)	Prior period has been restated to conform with presentation in 2003.
(2)	Excludes track on which CPR has haulage rights.

Operating Results
Other Income Statement Items
Changes in Accounting Policy
Liquidity and Capital Resources
Business Risks and Critical Accounting Estimates
Forward-Looking Information

Canadian Pacific Railway

Management’s Discussion and Analysis

2003 — First Quarter

2	Operating Results
7	Other Income Statement Items
8	Changes in Accounting Policy
8	Liquidity and Capital Resources
11	Business Risks and Critical Accounting Estimates
13	Forward-looking Information

This Management’s Discussion and Analysis supplements the consolidated financial statements and related notes for the three months ended March 31, 2003. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

1

Operating Results

Total revenues in the first quarter of 2003 were $879 million, an increase of $4 million over $875 million in the same period of 2002. Freight revenues in the first quarter of 2003 were $835 million, a decrease of $5 million from the first quarter of 2002.

Operating expenses were $761 million in the first quarter of 2003 compared with $700 million in the same period of 2002. The increase was primarily due to higher fuel prices along with service disruptions caused by severe winter weather conditions and derailments that reduced productivity until mid-March. In addition, Canadian Pacific Railway Limited (“CPR” or the “Company”) incurred costs associated with protecting customer service levels during this period of reduced productivity.

CPR’s operating income was $118 million for the first quarter of 2003, reflecting a decrease of $58 million from $176 million in 2002. CPR’s operating ratio (total operating expenses divided by total revenues) was 86.5% for the first quarter of 2003, a deterioration of 6.6 percentage points compared with the first quarter of 2002.

Net income was $102 million in the first quarter of 2003 compared with $136 million for the same period of 2002. Diluted earnings per share were $0.64 in the first quarter of 2003 and $0.86 in the first quarter of 2002. Excluding non-recurring items and foreign exchange gains and losses on long-term debt, CPR’s income in the first quarter of 2003 was $38 million compared with $68 million in the first quarter of 2002. Diluted earnings per share, excluding non-recurring items and foreign exchange gains and losses on long-term debt, were $0.24 in the first quarter of 2003 compared with $0.43 in the first quarter of 2002. Net income decreased in the first quarter of 2003 due to an increase in operating expenses resulting from significantly higher fuel prices and to costs resulting from severe winter weather conditions.

Interest expense in the first quarter of 2003 decreased $6 million over the first quarter of 2002. The decrease reflected reduced long-term debt balances as a result of repayments made during 2002 and a strengthening Canadian dollar, which reduced interest expense related to U.S. dollar denominated long-term debt. Debt issued late in the first quarter of 2003 did not significantly affect interest expense. Other charges decreased $8 million from the comparable period of 2002. The overall impact of foreign exchange on income, excluding foreign exchange gains and losses on long-term debt, was not significant.

CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items as defined in this Management’s Discussion and Analysis (“MD&A”), are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income is presented below.

2

Summarized consolidated statement of income (unaudited)
 (Reconciliation of non-GAAP earnings to GAAP earnings)

Quarter ended March 31 (in millions)

	2003	2002

Revenues	$878.8	$875.4
Operating expenses	760.6	699.5

Operating income	118.2	175.9
Other charges	4.5	12.7
Interest expense	58.3	64.3
Income tax expense, excluding income tax on foreign exchange gains and losses on long-term debt (“FX on LTD”) and non-recurring income tax items(1)	17.7	31.0

Income, excluding non-recurring items and FX on LTD (1)	37.7	67.9
FX on LTD (net of tax)	64.6	(3.5)
Non-recurring items:
Income tax recovery	—	72.0

Net income	$102.3	$136.4

Basic earnings per share, excluding non-recurring items and FX on LTD (1)	$0.24	$0.43
Diluted earnings per share, excluding non-recurring items and FX on LTD (1)	$0.24	$0.43
Basic earnings per share	$0.65	$0.86
Diluted earnings per share	$0.64	$0.86

(1)	These earnings measures have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies. Non-recurring items are described under the subheading “Non-Recurring Items” below.

Non-Recurring Items

There were no non-recurring items in the first quarter of 2003. In the first quarter of 2002, there was one non-recurring item of $72 million, which resulted from a favourable income tax ruling relating to prior years.

3

Volumes

Despite the effect on grain volumes of a prolonged Canadian prairie drought, CPR’s revenue ton-miles (“RTM”) in the first quarter of 2003 were 26,803 million, an increase from 26,055 million RTMs generated in the same period of 2002.

Quarter ended March 31 (unaudited)

	2003	2002

Freight revenues (in millions)
Grain	$129.0	$154.1
Coal	103.7	106.2
Sulphur and fertilizers	110.1	104.8
Forest products	86.5	91.5
Industrial products	103.2	104.4
Intermodal	219.0	200.1
Automotive	83.4	78.7

Total freight revenues	$834.9	$839.8

Carloads (in thousands)
Grain	65	69
Coal	82	87
Sulphur and fertilizers	48	45
Forest products	43	44
Industrial products	66	67
Intermodal	243	223
Automotive	46	42

Total carloads	593	577

Revenue ton-miles (in millions)
Grain	4,857	5,326
Coal	4,972	5,155
Sulphur and fertilizers	4,701	3,978
Forest products	2,747	2,785
Industrial products	3,258	3,100
Intermodal	5,580	5,012
Automotive	688	699

Total revenue ton-miles	26,803	26,055

Revenues

Freight revenues in the first quarter of 2003 were $835 million, a decrease of $5 million from freight revenues of $840 million in the first quarter of 2002. CPR’s balanced commodity mix mitigated the impact of the drought-induced drop in Canadian grain revenue.

• Grain

Revenues of $129 million in the first quarter of 2003 were down $25 million from $154 million in the first quarter of 2002. Canadian grain shipments continued to be severely affected by the drought conditions that have prevailed over the Canadian prairies for the last two growing seasons. In addition, as a result of a labour disruption at the Port of Vancouver, which ended in December 2002, the Canadian Wheat Board (“CWB”) continued to divert grain shipments to Prince Rupert throughout the first quarter of 2003 in accordance with agreements between the CWB and the Port of Prince Rupert.

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The diversion resulted in a shorter length of haul and reduced revenues for CPR. The process of diverting traffic was completed by the end of March.

     Further reductions in Canadian grain were realized as a result of a slowdown in the movement of CWB wheat and durum to the U.S. due to uncertainty caused by anti-dumping and countervailing duty investigations by the U.S. Department of Commerce (“DOC”). In a preliminary ruling in the countervailing duty case on March 3, 2003, the DOC imposed tariffs on certain wheat imports to the U.S. On May 2, 2003, the DOC announced preliminary tariffs in connection with the anti-dumping case. Final determination of these matters is expected later this year. The tariffs can be returned if no injury is shown. The U.S. International Trade Commission is also investigating whether U.S. farmers have been harmed by Canadian wheat/durum imports. A decision is expected this fall.

• Coal

Revenues were $104 million for the first quarter of 2003, virtually unchanged from $106 million in the comparable period of 2002.

• Sulphur and Fertilizers

Revenues were $110 million in the first quarter of 2003, an improvement of $5 million over $105 million in the first quarter of 2002. A significant portion of this growth was attributable to CPR’s market share increase in the export potash transportation business.

• Forest Products

Revenues of $87 million for the first quarter of 2003 were down by $5 million from $92 million in the same period of 2002. The reduction was largely driven by reduced shipments of paper and newsprint. In addition, service issues caused by weather and derailments hampered shipments in the first quarter of 2003. Lumber shipments remained strong due to a healthy housing market in the U.S.

• Industrial Products

Revenues of $103 million in the first quarter of 2003 were essentially unchanged from $104 million in the first quarter of 2002.

• Intermodal

Revenues of $219 million in the first quarter of 2003 exceeded revenues in 2002 for the comparable period by $19 million. CPR’s import-export business was up significantly as a result of new accounts at the Port of Vancouver and increased traffic through the Port of Montreal.

• Automotive

Revenues for the first quarter of 2003 were $83 million, up $5 million from the first quarter of 2002. The increase was driven by new business in existing accounts as well as strong consumer demand for models moved by CPR.

5

• Other Revenues

Other revenues for the quarter ended March 31, 2003, were $44 million, an increase of $8 million from the comparable period of 2002, largely from increased revenue from land sales and container storage.

     Performance indicators — Quarter ended March 31

	2003	2002(1)

Gross ton-miles (“GTM”) of freight (millions)	51,714	50,223
Train miles (thousands)	9,800	9,015
Freight revenue per RTM (cents)	3.11	3.22
Total operating expenses per train mile (dollars)	77.61	77.59
Average number of active employees (2)	15,359	15,247
Miles of road operated at end of period (3)	13,898	13,893
GTMs per active locomotive per day (thousands)	628	697
GTMs per mile of road operated (thousands)(3)	3,721	3,615
GTMs per average active employee (thousands)	3,367	3,294
Average train weights (tons)	5,277	5,571
U.S. gallons of fuel per thousand GTMs	1.34	1.28
FRA personal injuries per 200,000 employee-hours	3.2	4.2
FRA train accidents per million train-miles	1.8	1.5

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Average of active employees at end of each month.

(3)	Excluding track on which CPR has haulage rights.

Operating Expenses

The overall increase in operating expenses can be attributed to higher fuel prices and severe winter weather conditions.

Operating expenses (unaudited)

	First		First
	Quarter	% of	Quarter	% of
(in millions)	of 2003	revenue	of 2002	revenue

Compensation and benefits	$285.1	32.4%	$289.3	33.0%
Fuel	105.6	12.0	83.6	9.6
Materials	50.0	5.7	48.5	5.5
Equipment rents	66.8	7.6	64.5	7.4
Depreciation and amortization	93.3	10.6	88.1	10.1
Purchased services and other	159.8	18.2	125.5	14.3

Total	$760.6	86.5%	$699.5	79.9%

6

•     Compensation and Benefits

Expenses were $285 million in the first quarter of 2003, compared with $289 million in the first quarter of 2002. The decrease was due primarily to expense adjustments in the current year’s quarter, which more than offset the impacts of inflation and higher pension expense. For the first quarter of 2003, CPR’s average number of active employees was 15,359, compared with 15,247 employees for the same period in 2002.

• Fuel

Fuel expense was $106 million in the first quarter of 2003, compared with $84 million in the first quarter of 2002. The increase was largely due to a significant escalation in fuel prices and higher consumption rates due to severe winter operating conditions, partially mitigated by a hedging program.

• Materials, Purchased Services and Other

Expenses were $210 million for the first quarter of 2003, compared with $174 million in the same period of 2002. The increase reflected the benefit in the first quarter of 2002 of a $15-million insurance settlement, higher insurance premiums and a rise in derailment costs in the first quarter of 2003. In response to service disruptions caused by the weather and derailments, the company modified its operations to protect customer service levels during the quarter. This led to more train starts and higher mechanical and transportation expenses.

• Equipment Rents

Expenses increased to $67 million in the first quarter of 2003, compared with $65 million in the first quarter of 2002. The increase reflected the impact of higher import/export volumes as well as weather-related service issues that affected car availability.

• Depreciation and Amortization

Expenses in the first quarter of 2003 increased to $93 million from $88 million in the comparable period of 2002. The increase resulted from ongoing capital additions.

Other Income Statement Items

• Other Charges

Other charges were $5 million in the first quarter of 2003, compared with $13 million in the first quarter of 2002. Foreign exchange gains on working capital due to a strengthening Canadian dollar in the first quarter of 2003 replaced foreign exchange losses resulting from a weakening Canadian dollar in the comparative period of 2002. Also, additional interest income of $1.8 million pertaining to a favourable income tax ruling related to prior years was recorded in 2003. During the first quarter of 2002, CPR incurred charges of $17.5 million related to the early redemption of its 8.85% Debentures, along with $2.5 million of accelerated amortization of deferred financing charges. This was offset by interest income of approximately $20 million, pertaining to a favourable income tax ruling related to prior years.

7

• Foreign exchange (gain) loss on long-term debt

In the first quarter of 2003 there was a $71 million ($64.6 million, net of tax) foreign exchange gain on long-term debt compared with a foreign exchange loss on long-term debt of $4 million ($3.5 million, net of tax) in the first quarter of 2002. The gain in 2003 was due to the strengthening of the Canadian dollar in the quarter.

• Interest Expense

Interest expense, net of interest income, decreased to $58 million on net debt of $2,994 million in the first quarter of 2003, down from $64 million on net debt of $3,266 million at March 31, 2002. The decrease reflected the impact of the early redemption of CPR’s 8.85% Debentures in June 2002, as well as a strengthening Canadian dollar. The issuance in March 2003 of US$250 million of 5.75% debentures due 2033 did not significantly impact interest expense in the first quarter.

• Income Taxes

The effective income tax rate on income, excluding non-recurring items and FX on LTD, for the first quarter of 2003 was 32.0% (2002 — 31.4%). In the first quarter of 2002, the Company reported an after-tax recovery of income taxes of approximately $72 million resulting from a favourable tax decision of the Federal Court of Appeal. This resulted in an overall net recovery for that period of $41 million.

Changes in Accounting Policy

Changes in accounting policy are discussed in detail in Note 3 of the Notes to Consolidated Financial Statements for the three months ended March 31, 2003.

Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

• Operating Activities

Cash provided by operating activities during the first quarter of 2003 was $56 million, up $24 million over $32 million in the first quarter of 2002, due largely to improvements in working capital.

Cash payments in the first quarter of 2003 related to severance under all restructuring initiatives and CPR’s environmental remediation program, described under Critical Accounting Estimates in this MD&A, amounted to $22 million, compared with $26 million in the first quarter of 2002. The total accrued restructuring and environmental liability at March 31, 2003, was $415 million, of which $113 million is included in current liabilities.

8

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR as required.

• Investing Activities

Cash used in investing activities during the first quarter of 2003 was $183 million, an increase of $120 million over the same period of 2002. The increase is mainly attributable to the purchase of new locomotives.

• Financing Activities

Cash provided by financing activities in the first quarter of 2003 was $347 million, compared with cash used in financing activities of $24 million in the first quarter of 2002. The increase of $371 million is attributable to the issuance of US$250 million of long-term debt in March 2003.

During the first quarter of 2003, CPR’s net-debt to net-debt-plus-equity ratio improved to 46.3%, compared with 51.4% in the first quarter of 2002. Net debt is the sum of long-term debt and long-term debt maturing within one year, less cash and short-term investments.

CPR has available, as sources of financing, credit facilities of up to $581 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

Balance Sheet

Assets totalled $9,866 million at March 31, 2003, up from $9,661 million at December 31, 2002. The increase is largely a result of increased cash on hand resulting from the issuance of a US$250 million debentures in March of this year, which will be used to repay US$250 million long-term debt maturing in April 2003. The following table indicates CPR’s known contractual obligations and commitments to make future payments as at March 31, 2003, under contracts such as debt, lease arrangements and commercial commitments:

Summary of contractual obligations and commitments

(in millions)	Payments due by period

Liabilities at March 31, 2003,			2004	2006	After
reflected on the balance sheet	Total	2003	& 2005	& 2007	2007

Long-term debt	$3,803	$369	$263	$29	$2,422
Capital lease obligations	417	5	11	18	383

Total contractual obligations	$3,500	$374	$274	$47	$2,805

9

(in millions)	Amount of commitment and contingencies per period

Other commitments and contingencies			2004	2006	After
on future operating income	Total	2003	& 2005	& 2007	2007

Supplier purchase obligations	$1,014	$191	$207	$196	$420
Operating leases (1)	385	84	170	102	29
Letters of credit	207	205	2	—	—
Capital commitments	87	82	3	2	—
Sale of accounts receivable	120	120	—	—	—
Surety bonds	117	117	—	—	—
Interest rate locks on long-term debt — unrealized loss	12	12	—	—	—
Interest rate swaps — unrealized gain	(1)	(1)	—	—	—
Crude oil futures — unrealized gain	(24)	(12)	(10)	(2)	—

Total commitments and contingencies	$1,917	$798	$372	$298	$449

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $199 million in 2006 and beyond. Based on independent appraisals, management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

Financial Instruments

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with variable interest rate loans, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

10

Business Risks and Critical Accounting Estimates

Future Trends, Commitments and Risks

The future trends, commitments and risks disclosed in the annual MD&A for the year ended December 31, 2002, remains substantially unchanged, except for the following recent developments:

In February 2003, security holders of Fording Inc. approved the creation of the Fording Canadian Coal Trust (the “Trust”). The Trust combines the metallurgical coal assets of Fording Inc., Teck Cominco Ltd. and the Luscar Energy Partnership. It is not anticipated that the formation of the Trust will have a significant impact on CPR’s earnings.

Continuing cost containment programs are seen as vital to CPR achieving its financial performance targets. CPR announced in March that it will eliminate 300 positions in 2003 and implement other cost-reduction initiatives. Through ongoing productivity improvements future increases in workload are expected to be absorbed, to the extent possible, using the existing workforce.

As a consequence of terrorist attacks in the U.S. in 2001, there has been an increase in security concerns around the movement of goods across the Canada-U.S. border. No significant disruptions to CPR’s cross-border rail service have occurred since the September 11, 2001, terrorist incidents. Nonetheless, CPR continues to be involved in discussions with other railways and the Canadian and U.S. governments in an ongoing effort to ensure that the movement of goods by rail across the border is not unduly hindered by security measures. In the U.S., CPR has received certification under Customs Service’s Customs-Trade Partnership Against Terrorism (“C-TPAT”), a joint government-private industry initiative that offers businesses an opportunity to play an active role in countering terrorism and builds cooperative relationships to strengthen overall supply chain and border security. As a signatory to the U.S. Carrier Initiative Program, CPR is also working with the U.S. Customs Service to halt the smuggling of drugs. In Canada, CPR has joined the Canada Customs and Revenue Agency’s Partners in Protection program which, like C-TPAT, protects trade supply chains from criminal elements. CPR has also been approved under a new Canada Customs and Revenue Agency program to streamline clearance at the Canada-U.S. border for certain approved low-risk goods being imported into Canada from the U.S.

On February 25, 2003, the federal government introduced proposed changes to the Canada Transportation Act (“CTA”). The proposed changes contain miscellaneous amendments to the CTA. It is too soon to determine whether the proposed changes will be incorporated into legislation and what effect such changes might have on CPR.

On March 17, 2003, the bargaining unit representing rail traffic controllers in Canada, whose collective agreement expired January 1, 2003, applied to the Minister of Labour requesting assistance to secure a settlement. On March 28, 2003, a Senior Conciliation Officer was appointed to the dispute, with meetings scheduled to commence in May 2003.

11

Critical Accounting Estimates

To prepare financial statements in conformity with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities, using the most current information available.

The development, selection and disclosure of these estimates as well as this MD&A have been reviewed with the Audit, Finance and Risk Management Committee of the Board of Directors.

The critical accounting estimates disclosure in the annual MD&A for the year ended December 31, 2002, remains substantially unchanged, except for the following recent developments:

• Environmental Liabilities

At March 31, 2003, the accrual for environmental remediation amounted to $111 million, of which the long-term portion amounting to $85 million was included in deferred liabilities and the short-term portion amounting to $26 million was included in accrued liabilities. Total payments in the first quarter of 2003 were $4 million. Costs incurred under the environmental remediation program are charged against the accrual.

• Pensions and Post Retirement Benefits

Pension and post retirement benefits expenses are included in the Compensation and Benefits line in the income statement. For the three months ended March 31, 2003, pension expense was $5 million, consisting of defined benefit pension expense of $4 million and defined contribution pension expense (equal to contributions) of $1 million. Post-retirement benefits expenses were $2 million, resulting in combined pension and post-retirement benefits expenses of $7 million. Prepaid pension costs are included in other assets and deferred charges and amounted to $348 million at March 31, 2003. An additional $11 million of accrued pension liability is included in deferred liabilities at March 31, 2003. Post-retirement benefits of $106 million are included in deferred liabilities at March 31, 2003.

• Property, Plant and Equipment

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of Net Properties on the balance sheet. For the first quarter of 2003, depreciation expense relating to properties amounted to $93 million, and at March 31, 2003, accumulated depreciation was $3,906 million.

• Future Income Taxes

Future income tax expenses totaling $21 million were included in income taxes for the first quarter of 2003. Future income tax liabilities of $1,251 million were recorded at March 31, 2003, as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $67 million realizable within one year were recorded as a current asset. Based

12

on a reassessment of current income taxes payable in the first quarter of 2003, certain amounts determined to be not currently due were reclassified to long-term future income tax liabilities.

• Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income are included in Purchased Services and Other on CPR’s consolidated income statement and amounted to $26 million for the first quarter ended March 31, 2003. Accruals for incidents, claims and litigation totaled $169 million, net of insurance recoveries, at March 31, 2003. Of this accrual, $103 million is included in Deferred Liabilities, $86 million is included in Accounts Payable and Accrued Liabilities offset by $18 million included in Other Assets and Deferred Charges and $2 million included in Accounts Receivable.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies was uncertain in 2002 and remains uncertain in 2003. The drought conditions that affected some grain producing areas in North America in 2002 may persist in 2003. Fuel prices also remain uncertain in 2003, particularly in light of continuing political unrest in the Middle East. Fuel prices are affected by many factors, including worldwide oil demand, international politics, and the ability of major oil producing countries to comply with agreed upon production quotas.

There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

In the competitive environment, new rules governing railway mergers were established by the Safety Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-

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enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, the ongoing review of the CTA may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

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CANADIAN PACIFIC RAILWAY

Additional information on
Canadian Pacific Railway is available on our
website at www.cpr.ca

Canadian Pacific Railway Limited
Suite 500
401 - 9th Avenue SW
Calgary, Alberta
Canada T2P 4Z4
Tel: (403) 319-7000

www.cpr.ca TSX/NYSE: CP

Responsible Care: A Total Commitment®

Printed in Canada

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 — 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171   Fax (403) 319-6770

Canadian Pacific Railway Limited

Robert V. Horte
 Senior Assistant Corporate Secretary

May 21, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs:

Re:	Filing of Interim Financial Statements and Coverage Ratios for Canadian Pacific Railway

The comparative consolidated financial statements for the period ended March 31, 2003 include updated historical asset and interest coverage ratios of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited. This information is provided in accordance with the continuous filing obligations of National Instrument No. 44-102 arising from Canadian Pacific Railway Company’s Medium Term Note program in respect of which a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 was filed with the securities regulatory authorities across Canada on May 28, 2002.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED

(signed)

Robert V. Horte
Senior Assistant Corporate Secretary